

PEARSON PLC

80 STRAND
LONDON WC2R ORL



22 September 2006

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

8 August	*Change of interest in shares*
16 August	*Change of interest in shares*
24 August	*Change of interest in shares*

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham

pp. Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

Change of interest in shares
08 August 2006


PE

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

8 August 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 873743

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 8 August 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of FMR Corp. and Fidelity International Ltd, which equals 33,316,207 shares, now represents 4.14% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully



Jenni Burton
Assistant Company Secretary

Amendment 1

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Pearson Plc

2. Notifiable Interest: Ordinary Shares

   (A) FMR Corp.
   82 Devonshire Street
   Boston, MA 02109

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   (B) Fidelity International Limited (FIL)
   P.O. Box HM 670
   Hamilton HMCX, Bermuda

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d
   82 Devonshire Street
   Boston, MA 02109

   A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



By______________________________

Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment 12

Security: PEARSON PLC

Current ownership percentage:	4.14%
Total Shares Held	33,316,207
Shares in issue:	805,388,419
Change in holdings since last filing:	+8,536,635 ordinary shares

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
6,094,537	FPM	JP MORGAN, BOURNEMOUTH
2,008,200	FPM	JP MORGAN, BOURNEMOUTH
1,490,300	FPM	NORTHERN TRUST LONDON
545,900	FPM	MELLON BANK
477,200	FPM	STATE STR BK AND TR CO LNDN (S
337,700	FPM	BANK OF NEW YORK BRUSSELS
325,700	FPM	BANKERS TRUST LONDON
135,600	FPM	MIDLAND SECURITIES SERVICES
691,228	FMRCO	JPMORGAN CHASE BANK
18,800	FMRCO	STATE STREET BANK AND TR CO
3,420,754	FISL	JP MORGAN, BOURNEMOUTH
16,321,700	FIL	BROWN BROS HARRIMN LTD LUX
1,227,588	FIL	JP MORGAN, BOURNEMOUTH
152,400	FIL	BANK OF NEW YORK BRUSSELS
68,600	FIL	NORTHERN TRUST LONDON

Change of interest in shares
16 August 2006



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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

16 August 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 864591

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 16 August 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of FMR Corp. and Fidelity International Ltd, which equals 40,387,491 shares, now represents 5.01% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully



Jenni Burton
Assistant Company Secretary

Amendment 13

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Pearson Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By 

Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment 13

Security: PEARSON PLC

Current ownership percentage:	**5.01%**
Total Shares Held	**40,387,491**
Shares In Issue:	**805,515,328**
Change in holdings since last filing:	**+7,071,284 ordinary shares**

SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
7,215,637	FPM	JP MORGAN, BOURNEMOUTH
2,378,700	FPM	JP MORGAN, BOURNEMOUTH
1,543,200	FPM	NORTHERN TRUST LONDON
545,900	FPM	MELLON BANK
477,200	FPM	STATE STR BK AND TR CO LNDN (S
337,700	FPM	BANK OF NEW YORK BRUSSELS
325,700	FPM	BANKERS TRUST LONDON
135,600	FPM	MIDLAND SECURITIES SERVICES
300	FMTC	BROWN BROTHERS HARRIMAN AND CO
1,905,628	FMRCO	JPMORGAN CHASE BANK
27,900	FMRCO	STATE STREET BANK AND TR CO
3,520,487	FISL	JP MORGAN, BOURNEMOUTH
20,505,451	FIL	BROWN BROS HARRIMN LTD LUX
1,227,588	FIL	JP MORGAN, BOURNEMOUTH
152,400	FIL	BANK OF NEW YORK BRUSSELS
88,100	FIL	NORTHERN TRUST LONDON

Change of interest in shares
24 August 2006


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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

24 August 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

AVS No: 472278

Dear Sirs

Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 23 August 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Barclays PLC, which equals 28,245,740 shares, now represents 3.51% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully



Jenni Burton
Assistant Company Secretary

LEGAL ENTITY REPORT PEARSON SEDOL : 0263494

As at 18 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 28,245,740 ORD GBP0.25 representing 3.51% of the issued share capital of 805,542,651 units

Legal Entity	Holding	Percentage Held
Barclays Bank Trust Company Ltd	37,201	0.0046
Barclays Capital Securities Ltd	8,460,297	1.0516
Barclays Life Assurance Co Ltd	1,073,619	0.1334
Barclays Capital Inc	538,459	0.0669
Barclays Private Bank Ltd	22,104	0.0027
Barclays Global Investors Japan Trust & Banking	902,271	0.1122
Barclays Global Fund Advisors	2,655,984	0.3301
Barclays Global Investors, N.A.	5,628,480	0.6996
Barclays Private Bank and Trust Ltd	2,000	0.0002
Barclays Global Investors Ltd	6,706,217	0.8336
Gerrard Ltd	1,969,577	0.2448
Barclays Global Investors Canada Ltd	57,296	0.0071
Barclays Global Investors Japan Ltd	86,989	0.0108
Barclays Global Investors Australia Ltd	71,338	0.0089
Barclays Private Bank and Trust Ltd	33,908	0.0042
Group Holding	**28,245,740**	**3.5107**

As at 18 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 28,245,740 ORD GBP0.025 representing 3.51% of the issued share capital of 805,542,651 units.

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		56,892
BARCLAYS CAPITAL NOMINEES LIMITED		289,747
BARCLAYS CAPITAL NOMINEES LIMITED		7,565,495
BARCLAYS CAPITAL NOMINEES LIMITED		594,583
Barclays Capital Securities Ltd.		248,712
Barclays Capital Securities Ltd.		300,219
Barclays Global Investors Canada		57,296
Barclays Trust Co & Others		485
Barclays Trust Co DMC69 C 000000000000000000		19,808
Barclays Trust Co E99 C 000000000000000000		255
Barclays Trust Co R69 C 000000000000000000		16,653
CHASE NOMINEES LTD	16376	389,562
CHASE NOMINEES LTD	28270	266,201
Clydesdale Nominees HGB0125	69326901	4,000
Clydesdale Nominees HGB0125	69447801	19,000
Clydesdale Nominees HGB0125	120142001	10,000
Clydesdale Nominees HGB0225	120146302	908
Gerrard Nominees Limited	602698	445
Gerrard Nominees Limited	617906	1,590
Gerrard Nominees Limited	633484	445
Gerrard Nominees Limited	635860	1,000
Gerrard Nominees Limited	637739	584
Gerrard Nominees Limited	643975	2,000
Gerrard Nominees Limited	654151	1,800
Gerrard Nominees Limited	660574	300
Gerrard Nominees Limited	768557	1,975
Greig Middleton Nominees Limited (GM1)		67,784
INVESTORS BANK AND TRUST CO.		2,131,500
INVESTORS BANK AND TRUST CO.		201,690

INVESTORS BANK AND TRUST CO.		54,880
INVESTORS BANK AND TRUST CO.		22,945
INVESTORS BANK AND TRUST CO.		136,434
INVESTORS BANK AND TRUST CO.		244,969
INVESTORS BANK AND TRUST CO.		3,879,543
INVESTORS BANK AND TRUST CO.		821,923
INVESTORS BANK AND TRUST CO.		74,323
INVESTORS BANK AND TRUST CO.		67,778
INVESTORS BANK AND TRUST CO.		100,670
INVESTORS BANK AND TRUST CO.		12,687
INVESTORS BANK AND TRUST CO.		5,816
JP MORGAN (BGI CUSTODY)	16331	209,855
JP MORGAN (BGI CUSTODY)	16338	47,611
JP MORGAN (BGI CUSTODY)	16341	435,500
JP MORGAN (BGI CUSTODY)	16342	100,640
JP MORGAN (BGI CUSTODY)	16400	6,282,286
JP MORGAN (BGI CUSTODY)	17011	13,812
JP MORGAN (BGI CUSTODY)	18408	34,369
JPMorgan Chase Bank		22,646
JPMorgan Chase Bank		434,633
JPMorgan Chase Bank		6,547
JPMorgan Chase Bank		49,043
JPMORGAN CHASE BANK		71,338
JPMorgan Chase Bank		107,846
JPMorgan Chase Bank		80,839
JPMorgan Chase Bank		39,715
JPMorgan Chase Bank		7,566
JPMorgan Chase Bank		116,567
JPMorgan Chase Bank		8,574
JPMORGAN CHASE BANK		26,168
JPMorgan Chase Bank		7,651
JPMorgan Chase Bank		85,827
Mellon Trust - US CUSTODIAN /		31,639
Mitsui Asset		13,048
R C Greig Nominees Limited		1,028,952
R C Greig Nominees Limited a/c AK1		457,681

R C Greig Nominees Limited a/c BL1		111,077
R C Greig Nominees Limited a/c CM1		64,798
R C Greig Nominees Limited GP1		148,948
R C Greig Nominees Limited GP1	234092	750
R C Greig Nominees Limited SA1		79,448
Reflex Nominees Limited		2,000
STATE STREET BANK AND TRUST CO		675
STATE STREET BOSTON		413,932
Trust & Custody Services Bank		8,127
Trust & Custody Services Bank		631
ZEBAN NOMINEES LIMITED		22,104
	Total	28,245,740